FOR IMMEDIATE RELEASE

American Realty Capital Healthcare Trust

Announces Final Results of Tender Offer

New York, New York, May 8, 2014 — American Realty Capital Healthcare Trust, Inc. (“ARC Healthcare”) (NASDAQ: HCT) announced today the final results of its tender offer for the purchase of up to 13,636,364 shares of its common stock, which expired at 12:00 Midnight, Eastern Time, on May 2, 2014.

Based on the final count by DST Systems, Inc., the paying agent and depositary for the tender offer, a total of 69,940,704 shares of ARC Healthcare’s common stock were properly tendered and not properly withdrawn at the purchase price of $11.00 per share.

In accordance with the terms and conditions of the tender offer, and based on the final count by the paying agent and depositary, ARC Healthcare has accepted for purchase 13,636,363 shares of ARC Healthcare’s common stock at a purchase price of $11.00 per share, for an aggregate cost of approximately $150,000,000, excluding fees and expenses relating to the tender offer. The 13,636,363 shares accepted for purchase in the tender offer represent approximately 7.5% of ARC Healthcare’s currently issued and outstanding shares of common stock.

Due to the oversubscription of the tender offer, stockholders who tendered and did not properly withdraw shares of common stock in the tender offer will have approximately 19.8% of their shares purchased on a pro rata basis by ARC Healthcare (other than “odd lot” holders, whose shares will be purchased on a priority basis).

The paying agent promptly will issue payment for the shares validly tendered and accepted for purchase in accordance with the terms and conditions of the tender offer. Shares tendered and not accepted for purchase will be returned promptly to stockholders.

As a result of the tender offer, ARC Healthcare has approximately 169,301,905 shares outstanding.

Investor questions concerning the tender offer may be directed to the information agent for the offer, American National Stock Transfer, LLC, at (877) 373-2522.

Important Notice

This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any shares of ARC Healthcare.

About ARC Healthcare

ARC Healthcare is a real estate investment trust with a dedicated portfolio of healthcare assets focused primarily on medical office and seniors housing with additional investments in post-acute/skilled nursing facilities and hospitals. Since its inception in 2010, ARC Healthcare has raised and invested approximately $2.0 billion, creating a portfolio comprised of 141 properties in 27 states. Additional information about ARC Healthcare can be found on its website at www.archealthcaretrust.com. ARC Healthcare may disseminate important information regarding it and its operations, including financial information, through social media platforms such as Twitter, Facebook and LinkedIn.

Important Notice

The statements in this press release that are not historical facts may be forward-looking statements. These forward-looking statements involve risks and uncertainties that could cause the outcome to be materially different. In addition, words such as “will,” “should,” “may,” “anticipate,” “believe,” “expect” and “intend” indicate a forward-looking statement, although not all forward-looking statements include these words.

Contacts
Anthony J. DeFazio	Edward F. Lange, Jr., CFO and COO
DDCworks	American Realty Capital Healthcare Trust, Inc.
tdefazio@ddcworks.com	elange@arlcap.com
Ph: (484) 342-3600	Ph: (212) 415-6500

Andrew G. Backman, Managing Director
Investor Relations / Public Relations
RCS Capital Corporation
abackman@rcscapital.com
Ph: (917) 475-2135